                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995.


                        COMMISSION FILE NUMBER:  0-1532






     A. Full title of the plan and the address of the plan, if different than that of the issuer named below:


                      MARSH SUPERMARKETS, INC. 401(K) PLAN


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      MARSH SUPERMARKETS, INC.
                      9800 CROSSPOINT BOULEVARD
                      INDIANAPOLIS, INDIANA 46256

                       FINANCIAL STATEMENTS AND EXHIBITS



     The following financial statements of Marsh Supermarkets, Inc. 401(k) Plan are included herein:


                         Report of Independent Auditors

     Statement of Net Assets Available for Benefits, with Fund Information as of December 31, 1995

Statement of Changes in Net Assets Available for Benefits, with Fund Information for the Year Ended December 31, 1995

                         Notes to Financial Statements

                                   Schedules

                        Consent of Independent Auditors



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             MARSH SUPERMARKETS, INC. 401(k) PLAN


                             By: /s/ P. Lawrence Butt
                                ------------------------------------
                                     P. Lawrence Butt, Secretary
                                     Retirement Committee

June 26, 1996

                      Marsh Supermarkets, Inc. 401(k) Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1995 and 1994





                                    CONTENTS



Report of Independent Auditors ......................................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits, with Fund Information ..............  2
Statements of Changes in Net Assets Available for Benefits, with Fund Information ...  4
Notes to the Financial Statements ...................................................  6

Schedules

Assets Held for Investment Purposes ................................................  11
Schedule of Reportable Transactions ................................................  12

[LOGO ERNST & YOUNG LLP]    / / One Indiana Square      / / Phone: 317 681 7000
                                Suite 3400                  Fax:   317 681 7216
                                Indianapolis, Indiana 46204-2094

                         Report of Independent Auditors




Administrative Committee
Marsh Supermarkets, Inc. 401(k) Plan


We have audited the accompanying statements of net assets available for benefits, with fund information, of the Marsh Supermarkets, Inc. 401(k) Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement and Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                        /s/ Ernst & Young LLP


June 12, 1996

                      Marsh Supermarkets, Inc. 401(k) Plan
     Statement of Net Assets Available for Benefits, with Fund Information

                               December 31, 1995


                                                                                  VICTORY
                                                                                 INVESTMENT
                                        FIDELITY                 TEMPLETON        QUALITY
                                        MAGELLAN     FIDELITY     FOREIGN          BOND
                                          FUND      CONTRAFUND     FUND            FUND
                                       ----------------------------------------------------
ASSETS

Investments, at fair value: (Note  3)
 Money market funds                    $   92,570    $ 22,647    $    989        $   34,253
 Loans to participants                         --          --          --                --
 Marsh stock                                   --          --          --                --
 Mutual funds                           5,511,120     423,468     349,133         2,607,553
                                       ----------------------------------------------------
 Total investments                      5,603,690     446,115     350,122         2,641,806

Receivables and other assets:
 Employee contributions                    70,458       5,609       4,402            33,217
 Employer contributions                        --          --          --                --
 Interest and dividends receivable         15,977         981           6               182
                                       ----------------------------------------------------
                                           86,435       6,590       4,408            33,399
                                       ----------------------------------------------------
 Total assets                           5,690,125     452,705     354,530         2,675,205

LIABILITIES

Due to brokers                             15,746         924          --                --
Due to (from) other funds                 (84,406)     (4,738)     (3,054)          (25,845)
Accrued management fees                     3,429         249          --                --
                                       ----------------------------------------------------
 Total liabilities                        (65,231)     (3,565)     (3,054)          (25,845)
                                       ----------------------------------------------------
Net assets available for benefits      $5,755,356    $456,270    $357,584        $2,701,050
                                       ====================================================

                                         VICTORY
                                          PRIME         MARSH
                                        OBLIGATION      STOCK
                                           FUND         FUND           LOAN            TOTAL
                                        -------------------------------------------------------
ASSETS

Investments, at fair value: (Note  3)
 Money market funds                     $ 883,269     $  124,500      $    --       $ 1,158,228
 Loans to participants                         --             --      194,102           194,102
 Marsh stock                                   --      5,552,678           --         5,552,678
 Mutual funds                                  --             --           --         8,891,274
                                        -------------------------------------------------------
 Total investments                        883,269      5,677,178      194,102        15,796,282

Receivables and other assets:
 Employee contributions                    11,106         71,382           --           196,174
 Employer contributions                        --         30,378           --            30,378
 Interest and dividends receivable             60            554           --            17,760
                                        -------------------------------------------------------
                                           11,166        102,314           --           244,312
                                        -------------------------------------------------------
 Total assets                             894,435      5,779,492      194,102        16,040,594

LIABILITIES

Due to brokers                                 --         27,334           --            44,004
Due to (from) other funds                  (9,000)       (67,059)     194,102                --
Accrued management fees                         8          3,453           --             7,139
                                        -------------------------------------------------------
 Total liabilities                         (8,992)       (36,272)     194,102            51,143
                                        -------------------------------------------------------
Net assets available for benefits       $ 903,427     $5,815,764      $    --       $15,989,451
                                        =======================================================

See accompanying notes.

                      Marsh Supermarkets, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits, with Fund Information
                                 (continued)

                               December 31, 1994


                                                                                                     VICTORY
                                                                                                   INVESTMENT
                                                                                                     QUALITY
                                         FIDELITY          FIDELITY             TEMPLETON             BOND
                                        MAGELLAN FUND     CONTRAFUND          FOREIGN FUND            FUND
                                        -----------------------------------------------------------------------
ASSETS

Investments, at fair value: (Note  3)
 Money market funds                      $       (18)        $    --            $    249             $      --
 Loans to participants                            --              --                  --                    --
 Marsh stock                                      --              --                  --                    --
 Mutual funds                              2,888,696         120,393             113,915             1,684,020
                                        -----------------------------------------------------------------------
 Total investments                         2,888,678         120,393             114,164             1,684,020

Receivables and other assets:
 Employee contributions                       62,002           2,584               2,450                36,146
 Employer contributions                           --              --                  --                    --
 Interest and dividends receivable                21               4                 489                    10
                                              62,023           2,588               2,939                36,156
                                        -----------------------------------------------------------------------
 Total assets                              2,950,701         122,981             117,103             1,720,176

LIABILITIES

Refunds of excess contributions due
 to participants                               9,187             495                 163                14,116
Due to brokers                                    --              --                 734                    --
Due to (from) other funds                   (31,614)              15                  15               (6,625)
Accrued management fees                          625              25                  --                    --
                                        -----------------------------------------------------------------------
 Total liabilities                           (21,802)             535                 912                 7,491
                                        -----------------------------------------------------------------------
Net assets available for benefits        $ 2,972,503         $122,446            $116,191            $1,712,685
                                        =======================================================================
                                           VICTORY
                                            PRIME             MARSH
                                         OBLIGATION           STOCK
                                            FUND              FUND             LOAN         TOTAL
                                         -----------------------------------------------------------
ASSETS

Investments, at fair value: (Note  3)
 Money market funds                     $   588,490        $   64,300        $     --    $   653,021
 Loans to participants                           --                --          64,669         64,669
 Marsh stock                                     --         2,847,357              --      2,847,357
 Mutual funds                                    --                --              --      4,807,024
                                         -----------------------------------------------------------
 Total investments                          588,490         2,911,657          64,669      8,372,071

Receivables and other assets:
 Employee contributions                      12,631            62,496              --        178,309
 Employer contributions                          --            36,467              --         36,467
 Interest and dividends receivable            2,615               315              --          3,454
                                             15,246            99,278              --        218,230
                                         -----------------------------------------------------------
 Total assets                               603,736         3,010,935          64,669      8,590,301

LIABILITIES

Refunds of excess contributions due
 to participants                              5,210             9,979              --         39,150
Due to brokers                                   --            40,964              --         41,698
Due to (from) other funds                    (3,882)          (22,578)         64,669             --
Accrued management fees                         183               656              --          1,489
                                         -----------------------------------------------------------
 Total liabilities                            1,511            29,021          64,669         82,337
                                         -----------------------------------------------------------
Net assets available for benefits        $  602,225        $2,981,914        $     --    $ 8,507,964
                                         ===========================================================


See accompanying notes.

                     Marsh Supermarkets, Inc. 401(k) Plan
          Statement of Changes in Net Assets Available for Benefits,
                            with Fund Information

                         Year ended December 31, 1995

                                                                            Victory
                                                                           Investment    Victory
                                    Fidelity                    Templeton    Quality      Prime      Marsh
                                    Magellan       Fidelity      Foreign      Bond      Obligation   Stock
                                      Fund        Contrafund      Fund        Fund         Fund      Fund      Loan        Total
                                   ------------------------------------------------------------------------------------------------
Additions to net assets attributed to:
   Investment income:
     Net realized and unrealized
       appreciation (depreciation) in
        fair value of investments
           (Note 3)                  $1,221,293     $76,459      $16,697      $192,191    $ 3,439   $1,159,315      --    $2,669,394
        Interest                         16,537       1,019         (400)        1,291     36,030        5,761   8,959        69,197
        Dividends                        16,354          --        8,864       136,964         --      153,108      --       315,290
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------
                                      1,254,184      77,478       25,161       330,446     39,469    1,318,184   8,959     3,053,881
Contributions:
   Employer                                   -           -            -             -          -      878,512       -       878,512
   Employee                           1,730,322     229,330      203,705       920,238    382,870      944,280       -     4,410,745
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------
                                      1,730,322     229,330      203,705       920,238    382,870    1,822,792       -     5,289,257
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------
     Total additions                  2,984,506     306,808      228,866     1,250,684    422,339    3,140,976   8,959     8,343,138

Deductions from net assets
  attributed to:
    Benefits paid to participants
      or their beneficiaries            279,168      10,936        9,371       172,541     92,275      268,193   6,121       838,605
    Administrative expenses              10,886         680            -             -      1,096       10,384       -        23,046
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------
      Total deductions                  290,054      11,616        9,371       172,541     93,371      278,577   6,121       861,651
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------

Net increase prior to interfund
  transfers                           2,694,452     295,192      219,495     1,078,143    328,968    2,862,399   2,838     7,481,487
Transfers(net)                           88,401      38,632       21,898       (89,778)   (27,766)     (28,549) (2,838)            -
                                     ----------     -------      -------      --------    -------   ----------  ------    ----------
Net increase                          2,782,853     333,824      241,393       988,365    301,202    2,833,850       -     7,481,487

Net assets available for benefits:
  Beginning of year                   2,972,503     122,446      116,191     1,712,685    602,225    2,981,914       -     8,507,964
                                     ----------    --------     --------    ----------   --------   ----------   -----   -----------
  End of year                        $5,755,356    $456,270     $357,584    $2,701,050   $903,427   $5,815,764   $   -   $15,989,451
                                     ==========    ========     ========    ==========   ========   ==========   =====   ===========

                      Marsh Supermarkets, Inc. 401(k) Plan
           Statement of Changes in Net Assets Available for Benefits,
                       with Fund Information (continued)

                          Year ended December 31, 1994


                                                  VICTORY                                                             VICTORY
                                                  GROWTH          FIDELITY                          TEMPLETON       INVESTMENT
                                                   STOCK          MAGELLAN         FIDELITY          FOREIGN       QUALITY BOND
                                                   FUND             FUND          CONTRAFUND          FUND             FUND
                                           --------------------------------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
      appreciation (depreciation) in
      fair value of investments
      (Note 3)                                  $     66,353      $   (88,925)      $   (760)        $ (5,832)        $ (124,179)
    Interest                                             133              102             19               13                136
    Dividends                                         11,479                -              -            1,054             93,649
                                                ------------      -----------       --------         --------         ----------
                                                      77,965          (88,823)          (741)          (4,765)           (30,394)


  Contributions:
    Employer                                               -                -              -                -                  -
    Employee                                       1,026,203          560,671         50,061           37,187            954,780
                                                ------------      -----------       --------         --------         ----------
                                                   1,026,203          560,671         50,061           37,187            954,780
                                                ------------      -----------       --------         --------         ----------
      Total additions                              1,104,168          471,848         49,320           32,422            924,386

Deductions from net assets
  attributed to:
    Benefits paid to participants
      or their beneficiaries                         114,067           84,226             53               84            147,925
    Administrative expenses                              570            2,244             59                -               (182)
                                                ------------      -----------       --------         --------         ----------
      Total deductions                               114,637           86,470            112               84            147,743
                                                ------------      -----------       --------         --------         ----------
Net increase prior to interfund
  transfers                                          989,531          385,378         49,208           32,338            776,643
Transfers (net)                                   (2,601,514)       2,587,125         73,238           83,853            (93,882)
                                                ------------      -----------       --------         --------         ----------
Net increase (decrease)                           (1,611,983)       2,972,503        122,446          116,191            682,761


Net assets available for benefits:
  Beginning of year                                1,611,983                -              -                -          1,029,924
                                                ------------      -----------       --------         --------         ----------
  End of year                                   $          -      $ 2,972,503       $122,446         $116,191         $1,712,685
                                                ============      ===========       ========         ========         ==========



                                                          VICTORY
                                                           PRIME               MARSH
                                                        OBLIGATION             STOCK
                                                           FUND                FUND         LOAN              TOTAL
                                                        --------------------------------------------------------------
Additions to net assets attributed to:
  Investment income:
    Net realized and unrealized
      appreciation (depreciation) in
fair value of investments
      (Note 3)                                          $        -          $ (77,177)     $      -       $   (230,520)
    Interest                                                19,774              2,734         1,317             24,228
    Dividends                                                    -             88,118             -            194,300
                                                        ----------         ----------     ---------         ----------
                                                            19,774             13,675         1,317            (11,992)

  Contributions:
    Employer                                                     -            799,614             -            799,614
    Employee                                               327,022            933,713             -          3,889,637
                                                        ----------         ----------     ---------         ----------
                                                           327,022          1,733,327             -          4,689,251
                                                        ----------         ----------     ---------         ----------
      Total additions                                      346,796          1,747,002         1,317          4,677,259

Deductions from net assets
  attributed to:
    Benefits paid to participants
      or their beneficiaries                                48,571            153,545         1,632            550,103
    Administrative expenses                                  1,665              5,811             -             10,167
                                                        ----------         ----------     ---------         ----------
      Total deductions                                      50,236            159,356         1,632            560,270
                                                        ----------         ----------     ---------         ----------

Net increase prior to interfund
  transfers                                                296,560          1,587,646          (315)         4,116,989
Transfers (net)                                            (11,646)           (37,489)          315                  -
                                                        ----------         ----------     ---------         ----------
Net increase (decrease)                                    284,914          1,550,157             -          4,116,989

Net assets available for benefits:
  Beginning of year                                        317,311          1,431,757             -          4,390,975
                                                        ----------         ----------     ---------         ----------
  End of year                                           $  602,225         $2,981,914     $       -         $8,507,964
                                                        ==========         ==========     =========         ==========


                      Marsh Supermarkets, Inc. 401(k) Plan

                         Notes to Financial Statements

                               December 31, 1995


1.   DESCRIPTION OF THE PLAN

The following description of the Marsh Supermarkets, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Marsh Supermarkets, Inc. 401(k) Plan was established by Marsh Supermarkets, Inc. (the "Company") to provide retirement benefits for participating eligible employees. The Company's Retirement Committee, appointed by the Board of Directors of the Company, serves as the Plan Administrative Committee. The trustee of the Plan is Key Bank.

The Plan is a defined contribution retirement plan covering all employees of the Company who have met certain requirements for participation. The Plan provides for normal retirement at age 65, but includes a provision that allows participants to elect to receive benefits prior to their normal retirement age. The Plan also has provisions allowing for hardship withdrawals and loans.

CONTRIBUTIONS

The Plan provides for employees to contribute from one to 15 percent (up to the IRS maximum) of their compensation on a pre-tax basis. The Company contributes an amount equal to 25 percent of employee before tax contributions (excluding contributions in excess of six percent of compensation). The Plan also provides for an additional discretionary contribution determined by the Board of Directors of the Company; however, no discretionary contributions were made during 1995 or 1994.

ALLOCATIONS TO PARTICIPANTS

Income on the investments of the fund is allocated daily to participants accounts based on their account balance. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions.

                      Marsh Supermarkets, Inc. 401(k) Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct their contributions to these investment options:

      Victory Growth Stock Fund--Funds are invested in large market capitalization, domestically traded, equity securities, with the objective of achieving long-term capital appreciation. This Fund was discontinued as an investment option on September 1, 1994.

      Fidelity Magellan Fund--Funds are invested in common stock and securities convertible into common stock of domestic, foreign and multi-national issuers that offer potential growth. This fund became available to participants on September 1, 1994.

      Fidelity Contrafund--Funds are invested in equity securities of companies that are considered under-valued. This fund became available to participants on
      September 1, 1994.

      Templeton Foreign Fund--Funds are invested in stocks and debt obligations of companies and governments outside of the United States, with the objective of achieving long-term capital growth. This fund became available to participants on September 1, 1994.

      Victory Investment Quality Bond Fund--Funds are invested in a broad portfolio of investment grade fixed income securities, including U.S. Treasuries, Federal Agency issues, corporate bonds, and asset-backed securities.

      Victory Prime Obligation Fund--Funds are invested in U.S.
      dollar-denominated, high quality, short-term debt instruments (primarily commercial paper) and other high quality instruments.

      Marsh Stock Fund--Funds are invested in Class A Common Stock and Class B Common Stock of the Company.

                      Marsh Supermarkets, Inc. 401(k) Plan

1.   DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon retirement or termination, a participant shall receive contributions made to the Plan, the vested portion of the employer contributions and an allocable share of the Plan's earnings or losses. Benefits are payable in a lump sum no later than 60 days after the end of the plan year in which a participant reaches normal retirement age or terminates employment.

EXPENSES OF THE PLAN

Investment management fees reduce plan earnings. All other plan expenses are paid by the sponsor.

VESTING POLICY

Employer benefits are vested as follows:


                      Years of Service  Percentage Vested
                      ----------------  -----------------
                            1                  20
                            2                  40
                            3                  60
                            4                  80
                            5                 100


2.   SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments are carried at fair value. The fair value of investments in securities traded on a national securities exchange is determined based on the last reported sale on the last business day of the plan year as quoted in business publications and by security brokers. Dividends are recorded as income on the dividend record date.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates.

                      Marsh Supermarkets, Inc. 401(k) Plan

3.   INVESTMENTS

Investments held by the Plan at December 31, were as follows:


                                  1995                       1994
                           COST         MARKET        COST        MARKET
                       ------------  ------------  -----------  -----------
Money market funds      $ 1,154,789   $ 1,158,228   $  653,021   $  653,021
Loans to participants       194,102       194,102       64,669       64,669
Marsh stock               4,863,856     5,552,678    3,316,404    2,847,357
Mutual funds              7,967,513     8,891,274    5,023,353    4,807,024
                       ------------  ------------  -----------  -----------
                        $14,180,260   $15,796,282   $9,057,447   $8,372,071
                       ============  ============  ===========  ===========

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) as follows:


                                     1995            1994
                                    ----------     ---------
Victory Growth Stock Fund            $       --     $  66,353
Fidelity Magellan Fund                1,221,293       (88,925)
Fidelity Contrafund                      76,459          (760)
Templeton Foreign Fund                   16,697        (5,832)
Victory Investment Quality
 Bond Fund                              192,191      (124,179)
Victory Prime Obligation Fund             3,439            --
Marsh Stock Fund                      1,159,315       (77,177)
                                     ----------     ---------
Net change in fair value             $2,669,394     $(230,520)
                                     ==========     =========

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, were as follows:


                                                             1995        1994
                                                          ----------  ----------
Fidelity Magellan Fund                                    $5,511,120  $2,888,696
Victory Investment Quality Bond Fund                       2,607,553   1,684,020
Victory Prime Obligation Fund                                883,269     588,490
Marsh Class A Common Stock, 217,965 and 137,672 shares     2,888,036   1,445,556
Marsh Class B Common Stock, 201,105 and 147,558 shares     2,664,642   1,401,801

                      Marsh Supermarkets, Inc. 401(k) Plan

                   Notes to Financial Statements (continued)




4.   TAX STATUS

The Internal Revenue Service ruled on April 25, 1995 that the Plan qualifies as defined by Section 401(a) of the Internal Revenue Code (IRC); therefore, the Plan is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC and ERISA to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                   Schedules

                      Marsh Supermarkets, Inc. 401(k) Plan

                      Assets Held for Investment Purposes

                               December 31, 1995



Item 27 (a)                                       EIN Number:  35-0918179
                                                  Plan Number:  004

     (b)                                 (c)                                        (d)            (e)
  Identity of Issuer         Description of Investment                             Cost           Market
- -------------------------------------------------------------------------------------------------------------
Key Bank*                  64,097.699 shares Fidelity Magellan Fund            $ 4,698,517     $ 5,511,120

Key Bank*                  11,138.039 shares Fidelity Contrafund                   381,797         423,468

Key Bank*                  38,031.889 shares Templeton Foreign Fund                352,977         349,133

Key Bank*                  262,593.471 shares Victory Investment Quality
                            Bond Fund                                            2,534,222       2,607,553

Key Bank*                  Victory Prime Obligations Fund                          879,830         883,269

Key Bank*                  Employee Benefits Money Market Fund                     274,959         274,959

Marsh Supermarkets, Inc.*  217,965 shares of Class A Common Stock                2,437,205       2,888,036

Marsh Supermarkets, Inc.*  201,105 shares of Class B Common Stock                2,426,651       2,664,642

Loans to Participants      Interest rates ranging from 7.0% to 10.0%                    --         194,102
                                                                               -----------     -----------
                                                                               $13,986,158     $15,796,282
                                                                               ===========     ===========


* Indicates party-in-interest to the Plan.

                            Marsh Supermarkets, Inc.

                      Schedule of Reportable Transactions

                          Year Ended December 31, 1995

Item 27(d)                                                                                                  EIN Number:  35-0918179
                                                                                                            Plan Number:  004

         (a)                    (b)                      (c)           (d)                (g)                   (h)           (i)
                                          Number of    Purchase       Selling        Cost of Assets        Value at Date   Net Gain
Identity of Party  Description of Asset  Transactions   Price          Price               Sold           of Transaction  or (Loss)
- ----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A Series of transactions in excess of 5% of plan assets:
  Key Bank             Fidelity Magellan Fund
                         Purchases          89       $1,679,121       $         --     $         --       $1,679,121   $       --
                         Sales              68               --            277,989          240,531          277,989       37,458

  Key Bank             Victory Investment Quality Bond Fund
                         Purchases          83          978,889                 --               --         978,889           --
                         Sales              87               --            247,546          248,320         247,548         (774)

  Key Bank             Victory Prime Obligation Fund
                         Deposits           98          393,706                 --               --         393,706           --
                         Withdrawals        69               --            102,366          102,366         102,366           --

  Marsh Supermarkets   Class A Common Stock
                         Purchases          50          776,191                 --               --         776,191           --

  Marsh Supermarkets   Class B Common Stock
                         Purchases          50          782,154                 --               --         782,154           --

  Key Bank             Employee Benefits Money Market Fund
                         Deposits           379       2,599,686                 --               --       2,599,686           --
                         Withdrawals        417              --          2,389,275        2,389,275       2,389,275           --


Information concerning (e) "Lease Rental" and (f) "Expense Incurred with Transaction" has not been presented as it is not applicable.

There were no category (i), (ii) or (iv) reportable transactions during 1995.

                                 Exhibit Index

Exhibit No.

   23           Consent of Independent Auditors